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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER
8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, Suite 1508
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Singer (212) 482-2152
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi, & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Clq 3/15

OATH OR AFFIRMATION

I, Patricia Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARETH WINSTON STEWART
Notary Public, State of New York
No. 02ST6021437
Qualified in New York County
Commission Expires March 15, 2015

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

BLUE CAPITAL SECURITIES, INC.

CONTENTS

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (the "Company") at December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blue Capital Securities, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP

New York, New York
February 28, 2012

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	4,902
Due from broker		12,457
Investments, at fair value (Note 3)		189,410
Commissions receivable		7,200
Prepaid expenses		25,395
Fixed assets, net of accumulated depreciation of $219,418		34,062
Other assets		35,136
TOTAL ASSETS	$	308,562

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	57,416
STOCKHOLDER'S EQUITY		
Common stock - $1.00 par value:		1,000
Authorized - 1,000 shares		
Issued and outstanding - 1,000 shares		
Additional paid-in capital		1,815,447
Accumulated deficit		(1,565,301)
Total Stockholder's Equity		251,146
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	308,562

The accompanying notes are an integral part of this financial statement.

BLUE CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

Note 1 - Organization

Blue Capital Securities, Inc. (the "Company") is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. It operates out of its sole office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by JP Morgan Chase on a fully-disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Investments are carried at fair value, pursuant to the fair value accounting standard (see Note 3). Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis and together with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided by application of the double-declining balance method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue Recognition

The Company recognizes commissions as earned on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Corporate Income Taxes

The Company is an S Corporation for federal and New York State tax purposes. As a result, any such income taxes are the responsibility of its sole shareholder. The Company is subject to New York City corporate income taxes. Deferred income tax benefits applicable to net operating loss carryforwards have been fully reserved due to the uncertainty of future taxable income (see Note 6).

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard has had no effect on the Company's financial statements.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2008. The years 2008 to 2011 remain subject to examination by taxing authorities.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease (see Note 7).

Note 3 - Valuation of Portfolio Investments

The Company uses the fair value measurements standard to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 and Level 2 and are summarized as follows:

Fixed maturities greater than five years:

Level 1 - Equities	$	79,486
Level 2 - U.S. Treasury and Agencies		51,513
Level 2 - Corporate Bonds		58,411
Total investments	$	189,410

Investment income consists of the following:

Interest and dividends	$	7,615
Realized gains		165
Unrealized gains		7,569
Total investment income	$	15,349

Note 4 - Fixed Assets

Fixed assets, net at December 31, 2011 are summarized as follows:

Furniture and fixtures	$	96,017
Technology equipment		157,463
		253,480
Less: Accumulated depreciation		219,418
	$	34,062

Depreciation expense amounted to $6,193 for the year ended December 31, 2011.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $143,608, which exceeded its requirement by $93,608. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2011, this ratio was 0.40:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 6 - Income Taxes

The Company has available a net operating loss carryforward of approximately $222,000 to offset future New York City corporate income.

At December 31, 2011, the Company has recorded a deferred tax asset of approximately $9,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $9,000 has been recorded against the deferred tax asset. The valuation allowance increased by $2,000 during 2011. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. In addition, current market conditions could adversely affect income. The Company has not recorded a tax liability for uncertain tax positions.

Note 7 - Commitments

The Company is obligated under a lease agreement for office space expiring January 2015. Part of the leased office space was subleased on September 10, 2010 for two years.

Future aggregate annual minimum rental payments due under the lease are as follows:

Years Ending December 31:	Expense	Income
2012	$ 67,626	$ 10,500
2013	72,394	-0-
2014	72,828	-0-
2015	6,069	-0-
	$ 218,917	$ 10,500

Net rent expense for 2011 was $55,626, consisting of gross rent expense of $67,626, which includes rent, utilities and escalation charges, less $12,000 of sublease rental income.

Note 8 - Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

Note 9 - Concentrations

The Company maintains all of its cash in a major bank, which cash balance, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Note 10 - Subsequent Events

For disclosure purposes in the financial statement, the Company has evaluated subsequent events through February 28, 2012, the date the financial statement was available to be issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022